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                 IVAX Commences Cash Tender Offer for Remaining
                       Laboratorio Chile Shares and ADSs

     MIAMI - July 31, 2001 - IVAX Corporation (AMEX: IVX) today commenced a tender offer in the United States (the "U.S. Offer") and in Chile (the "Chilean Offer") for all of the outstanding shares (the "Shares") and American Depositary Shares (the "ADSs") of Laboratorio Chile, S.A. that it does not already own. This tender offer is required under Chilean law following IVAX' recent acquisition of 99.6% of the outstanding Shares (including Shares represented by ADSs) of Laboratorio Chile in its initial tender offer that expired on June 29, 2001. These U.S. and Chilean Offers (the "Offers") are for the same price terms as the prior tender offer.

     The U.S. and Chilean Offers expire at 5:30 p.m., New York City time, on August 29, 2001, unless otherwise extended. IVAX is offering to pay $1.25 per Share payable in Chilean pesos, calculated at Ch$629.00 per U.S. $1.00, the Observed Exchange Rate used to calculate the purchase price paid in the initial tender offer, or Ch$786.25, and $25 per ADS payable in U.S. dollars. The Offers are not subject to any conditions. The U.S. Offer is open to all holders of ADSs and to all holders of Shares who are U.S. holders. Non-U.S. holders of Shares must tender their Shares into the Chilean Offer. U.S. holders of Shares may tender their Shares into either the U.S. Offer or the Chilean Offer, but not into both Offers.

     IVAX has filed a Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) with the U.S. Securities and Exchange Commission ("SEC").

     The offer to purchase, the related letter of transmittal and certain other documents are available to all shareholders of Laboratorio Chile, at no expense to them. These tender offer documents are also available at no charge at the SEC's Web site at www.sec.gov. These tender offer documents contain important
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information that should be read carefully before any decision is made with respect to the Offers. The Offers are being conducted through wholly owned subsidiaries.

     IVAX Corporation, headquartered in Miami, Florida, is a leading multinational pharmaceutical company engaged in the research, development, manufacturing, and marketing of branded and brand equivalent pharmaceuticals and veterinary and diagnostic products in the U.S. and more than 30 other countries.

     Laboratorio Chile is the largest Chilean pharmaceutical company, in revenue terms, and among the major pharmaceutical companies in Argentina and Peru. It manufactures and markets a broad line of branded and brand equivalent products.

Contact:
Howard A. Goldman
Director/Investor Relations & Corporate Communications
IVAX Corporation
Phone: 305.575.6043
www.ivax.com
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